UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No.1)

DICE THERAPEUTICS, INC.

(Name of Subject Company (issuer))

DURNING ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.0001 par value per share

(Title of Class of Securities)

23345J104

(CUSIP Number of Class of Securities)

Anat Hakim

Executive Vice President, General Counsel and Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Sophia Hudson, P.C.

Julia Danforth

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Telephone: (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 30, 2023 (as it may be further amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Durning Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of DICE Therapeutics, Inc., a Delaware corporation (“DICE”), at a purchase price of $48.00 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 30, 2023, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The Offer will expire at one minute past 11:59 p.m., Eastern Time, on July 28, 2023, unless the Offer is extended or earlier terminated (such time or such subsequent time to which the expiration of the Offer is extended, the “Expiration Time”). In the case of an extension of the Expiration Time, a public announcement of such extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Time. The terms and conditions relating to the Offer, including the procedures regarding the extension of the Expiration Time, are described in Section 1 — “Terms of the Offer” of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by deleting the second paragraph under the subheading “Antitrust Compliance” in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase and replacing it with the following paragraph:

“Lilly and DICE filed their respective Premerger Notification and Report Forms pursuant to the HSR Act with the FTC and the DOJ on July 10, 2023, which filing initiated a 15-day waiting period. To provide the FTC or DOJ with additional time to review the proposed transactions, Lilly may withdraw and refile its HSR Notification Forms, following a procedure established pursuant to 16 CFR 803.12(c), starting a new 15- day waiting period. If within the 15-day waiting period, the FTC or the DOJ issue a Request for Additional Information and Documentary Materials (a “Second Request”), the waiting period with respect to the Offer would be extended to 11:59 P.M., Eastern Time, on the 10th day after certification of substantial compliance with such Second Request by Lilly (however, the parties could agree with the FTC or DOJ not to consummate the acquisition for some period of time after the waiting period expires). As a practical matter, if a Second Request were issued, it could take a significant period of time to achieve substantial compliance with such Second Request, which could delay the Offer.”

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following new sub-heading and paragraphs immediately following the end of the last paragraph in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“Certain Litigation

On July 5, 2023, Stephen Bushansky, a purported stockholder of DICE, filed a complaint in the United States District Court for the Northern District of California against DICE and the individual members of the DICE Board, captioned Bushansky v. DICE, Inc., et. al., Case No. 4:23-cv-03353-HSG (the “Bushansky Complaint”). The Bushansky Complaint asserts that the defendants named therein violated sections 14(e) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting material information from the Schedule 14D-9. The Bushansky Complaint seeks, among other things, an order enjoining the defendants from consummating the Transactions, revisions to the Schedule 14D-9 and monetary damages.

On July 5, 2023, Michael Kent, a purported stockholder of DICE, filed a complaint in the United States District Court for the District of Delaware against DICE and the individual members of the DICE Board, captioned Kent v. DICE, Inc., et. al., Case No. 1:23-cv-00728-UNA (the “Kent Complaint”). The Kent Complaint asserts that the defendants named therein violated sections 14(d)(4), 14(e) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting material information from the Schedule 14D-9. The Kent Complaint seeks, among other things, an order enjoining the defendants from consummating the Transactions, revisions to the Schedule 14D-9 and monetary damages.

On July 5, 2023, Barbara Wolfson, a purported stockholder of DICE, filed a complaint in the United States District Court for the Northern District of California against DICE and the individual members of the DICE Board, captioned Wolfson v. DICE, Inc., et. al., Case No. 3:23-cv-03354 (the “Wolfson Complaint”). The Wolfson Complaint asserts that the defendants named therein violated sections 14(e) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting material information from the Schedule 14D-9. The Wolfson Complaint seeks, among other things, an order enjoining the defendants from consummating the Transactions, revisions to the Schedule 14D-9 and monetary damages.

On July 6, 2023, Ryan O’Dell, a purported stockholder of DICE, filed a complaint in the United States District Court for the Southern District of New York against DICE and the individual members of the DICE Board, captioned O’Dell v. DICE, Inc., et. al., Case No. 1:23-cv-05774 (the “O’Dell Complaint”). The O’Dell Complaint asserts that the defendants named therein violated sections 14(d), 14(e) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting material information from the Schedule 14D-9. The O’Dell Complaint seeks, among other things, an order enjoining the defendants from consummating the Transactions, revisions to the Schedule 14D-9 and monetary damages.

On July 6, 2023, Robert Scott, a purported stockholder of DICE, filed a complaint in the United States District Court for the District of Delaware against DICE and the individual members of the DICE Board, captioned Scott v. DICE, Inc., et. al., Case No. 1:23-cv-00730-UNA (the “Scott Complaint”). The Scott Complaint asserts that the defendants named therein violated sections 14(d)(4), 14(e) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting material information from the Schedule 14D-9. The Scott Complaint seeks, among other things, an order enjoining the defendants from consummating the Transactions, revisions to the Schedule 14D-9 and monetary damages.

DICE has also received certain demand letters from purported stockholders of DICE making similar assertions as the foregoing complaints. The outcome of the matters described above cannot be predicted with certainty. Additional lawsuits may be filed against DICE, the DICE Board, Lilly, and Purchaser in connection with the Merger Agreement, the Schedule TO and the Schedule 14D-9. If such additional complaints are filed, absent new or different allegations that are material, Lilly, Purchaser and/or DICE will not necessarily announce such additional complaints.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 17, 2023	DURNING ACQUISITION CORPORATION

/s/ Philip L. Johnson
	Name:	Philip L. Johnson
	Title:	President

ELI LILLY AND COMPANY

/s/ Anat Ashkenazi
	Name:	Anat Ashkenazi
	Title:	Executive Vice President and Chief Financial Officer